ENDORSEMENT

Upon receipt, this Endorsement is attached to and made part of your Group Annuity Contract.

Between AXA Equitable Life Insurance Company ("AXA Equitable") and the Contract Holder.

For Employers and Employer Plan Trustees participating in the Contract, IT IS HEREBY AGREED that said contract is amended, effective upon receipt, as follows:

"PART XI" "UNALLOCATED ACCOUNT" is added to the Contract:

SECTION 11.01 UNALLOCATED ACCOUNT

Subject to the conditions set forth in this section, when we receive a Contribution from the Employer without instructions for allocation to an account for which a Participant has enrolled in accordance with our rules, the amount contributed will be credited as one lump sum to the Plan's Unallocated Account. When we receive cash transferred from prior funding vehicles, the transferred amount will be credited as one lump sum to the Plan's Unallocated Account. Any amount held in the Plan Unallocated Account becomes part of our Guaranteed Interest Option and will be credited with interest at the rate applicable to amounts held in the Guaranteed Interest Option. The transferred amount will remain in the Plan Unallocated Account until we have received all the information we require, including properly completed forms, to effect a transfer from the Plan Unallocated Account to a Participant account. With respect to each Participant, we will allocate amounts to each Participant's account only after the Employer provides instructions that are acceptable and necessary in order to complete the allocation process. We reserve the right to limit the period during which such instructions may be received to no more than 10 days from the initial transfer into the Plan Unallocated Account and to return funds to the Employer for which transfer information has not been timely received in good order. Under no circumstances will we be required to transfer to Participant accounts an amount in aggregate greater than the amount deposited by the Employer plus such interest as we credited to the Unallocated Account, unless otherwise expressly agreed upon between the Employer and us.

The Employer is solely responsible for effectuating the asset transfer in accordance with all applicable laws and regulations.

For purposes of this section of the Contract, we will not accept any rollover amounts described in section 403(b)(8) of the Code from the employee to be deposited into the Unallocated Account. Once the employee becomes a Participant such amount can be rolled over directly into the Participant's Investment Options.


AXA EQUITABLE LIFE INSURANCE COMPANY


/s/ Christopher M. Condron                      /s/ Pauline Sherman
--------------------------                      --------------------
Christopher M. Condron                          Pauline Sherman
Chairman, President                             Senior Vice President,
and Chief Executive Officer                     Secretary and Associate
                                                General Counsel

2005EN-NJACT                                    (UNALLOCATED ACCOUNT)